Exhibit 23.4

Consent of Independent Registered Public Accounting Firm
The Partners Lepercq Corporate Income Fund L.P.:
We consent to the incorporation by reference in the registration statement (No. 333-206411) on Form S-3 of Lepercq Corporate Income Fund L.P and subsidiaries of our report dated February 28, 2017, with respect to the consolidated balance sheets of Lepercq Corporate Income Fund L.P as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related notes and financial statement schedule III (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Lepercq Corporate Income Fund L.P.

/s/ KPMG LLP New York, New York February 26, 2018